Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258936

PROSPECTUS SUPPLEMENT NO. 6

January 18, 2022

(To Prospectus dated August 26, 2021)

MATTERPORT, INC.

135,193,286 Shares of Class A Common Stock

4,450,000 Warrants to Purchase Shares of Class A Common Stock

and

Up to 11,350,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement further supplements and updates the prospectus dated August 26, 2021, relating to (i) the resale of 135,193,286 shares of Class A common stock, par value $0.0001 per share (the “common stock” or “Matterport common stock”), by the selling securityholders named in the prospectus, (ii) the issuance by us and resale of up to 11,350,000 shares of common stock upon the exercise of outstanding warrants and (iii) the resale of up to 4,450,000 of our outstanding warrants originally issued in a private placement concurrent with the initial public offering of Matterport, Inc., a Delaware corporation (f/k/a Gores Holdings VI, Inc.).

This prospectus supplement incorporates into such prospectus the information (other than information that is furnished and not deemed filed) contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 18, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock trades on The Nasdaq Global Market (the “Nasdaq”) under the ticker symbol “MTTR” and our warrants trade on the Nasdaq under the ticker symbol “MTTRW”. On January 14, 2022, the closing sale price of our common stock as reported by Nasdaq was $13.34 per share and the closing price of our warrants was $2.00 per warrant.

Investing in shares of our common stock or warrants involves risks that are described in the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 18, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 18, 2022

MATTERPORT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39790	85-1695048
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

352 East Java Drive Sunnyvale, CA 94089
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 641-2241

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	MTTR	The Nasdaq Global Market
Warrants, each exercisable for one share of Class A common stock for $11.50 per share	MTTRW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On January 18, 2022, Matterport, Inc. (the “Company”) issued a press release announcing the completion of its previously announced redemption of all of its outstanding warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated as of December 15, 2020, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), as amended by that certain First Amendment to Warrant Agreement, by and among the Company, Continental and American Stock Transfer & Trust Company, dated as of July 22, 2021, as part of the units sold in the Company’s initial public offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated January 18, 2022

104	The cover page from this Current Report on Form 8-K of Matterport, Inc. (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Matterport, Inc.

Date: January 18, 2022	By:	/s/ James D. Fay
	Name:	James D. Fay
	Title:	Chief Financial Officer

Exhibit 99.1

MATTERPORT, INC. ANNOUNCES COMPLETION OF REDEMPTION OF PUBLIC WARRANTS

SUNNYVALE, Calif. January 18, 2022 – Matterport, Inc. (“Matterport” or the “Company”) (Nasdaq: MTTR), the leading spatial data company driving the digital transformation of the built world, today announced the results of its previously announced redemption of all of its outstanding publicly held warrants (“Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Common Stock”).

Between December 15, 2021, the date on which the Company announced the redemption of all of its outstanding Public Warrants, and January 14, 2022 (the “Redemption Date”), approximately 9.1 million shares of Common Stock have been issued upon the exercise of Public Warrants by the holders thereof at an exercise price of $11.50 per share, resulting in aggregate proceeds to Matterport of approximately $104.3 million. All unexercised and outstanding Public Warrants as of 5:00 p.m. New York City time on the Redemption Date were redeemed at a price of $0.01 per Public Warrant and, as a result, no Public Warrants currently remain outstanding and the Public Warrants have ceased trading on the New York Stock Exchange. Warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the Company’s initial public offering and that are still held by the initial holders thereof or their permitted transferees were not subject to this redemption and remain outstanding.

“We are pleased to announce that we have raised a total of $104.3 million through exercises of public warrants in connection with the redemption process,” said JD Fay, Chief Financial Officer of Matterport. “We also saw private warrants exercised during this period, leaving just 1.7 million in total outstanding warrants. The combined redemption and exercises also simplify our capital structure.”

About Matterport, Inc.

Matterport, Inc. (Nasdaq: MTTR) is leading the digital transformation of the built world. Our groundbreaking spatial data platform turns buildings into data to make nearly every space more valuable and accessible. Millions of buildings in more than 194 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

©2021 Matterport, Inc. All rights reserved. Matterport is a registered trademark and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Media Contact:

Tim McDowd

Director, Communications

press@matterport.com

Phone: +1 (650) 273-6999

Investor Contact:

Soohwan Kim, CFA

VP, Investor Relations

ir@matterport.com

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the business combination, the services offered by Matterport, Inc. (“Matterport”) and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including Matterport’s ability to implement business plans, forecasts, and other expectations in the industry in which Matterport competes, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.